SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2006

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

Net Serviços de Comunicação S.A.
Corporate Taxpayer’s ID (CNPJ/MF) 00.108.786/0001-65
Company Registry (NIRE) 35.300.177.240
Publicly-held Company
Rua Verbo Divino nº 1.356 - 1º andar, São Paulo-SP

NOTICE TO THE MARKET

Net Serviços de Comunicação S.A. (“Net”) announces that it received the information below on this date and hereby discloses it pursuant to article 12 of CVM Instruction 358/02.

On May 18, 2006, our controlling shareholder, Globo Comunicação e Participações S.A. (“Globo”) and its subsidiary Globosat Programadora Ltda. (“Globosat”), sold to Empresa Brasileira de Telecomunicações S.A. - Embratel, headquartered in the city and state of Rio de Janeiro, at Avenida Presidente Vargas, 1012, 15º andar, enrolled with the Corporate Taxpayer’s ID (CNPJ) 33.530.486/0001 -29 (“Embratel”): (i) 200,000,000 preferred shares issued by Net and held by Globosat, amounting to 8.54% of all the shares of this class and 5.06% of Net’s total capital; and (ii) rights granted by Net to Globo (as the successor of Roma Participações S.A.), pursuant to CVM Instruction 319/99 and amendments thereto and the applicable fiscal and corporate legislation, arising from the special goodwill reserve registered in Net and the fiscal loss related to this goodwill, amortized or used, accordingly, in 2005, convertible to 26,575,961 new common shares and 38,572,409 new preferred shares issued by Net, representing 1.65% of all its common shares and 1.65% of all its preferred shares, as per the capital increase approved by Net’s Board of Directors Meeting held on this date, to be subscribed by Embratel, subject to the exercise of preemptive subscription rights by Net’s other shareholders. Globo and its subsidiaries, Net’s shareholders, shall not exercise their preemptive subscription rights regarding said capital increase. The common shares resulting from the capitalization of the referred credit shall be tied to Net’s Shareholder Agreement of March 21, 2005.

Net hereby declares that the minutes of its Board of Directors’ Meeting held on this date, which approved the aforementioned capital increase, were disclosed along with this notice.

Said operations do not alter Net’s control structure.

São Paulo, May 18, 2006

CFO and Investor Relations Officer
Net Serviços de Comunicação S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 19, 2006

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Leonardo Porciúncula Gomes Pereira Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.